SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                (RULE 13d - 102)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b),
            (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d

                                (Amendment No.)*
Psychiatric Solutions, Inc.
------------------------------
(Name of Issuer)

Common Stock
------------------------------
(Title of Class of Securities)

         74439H108
------------------------------
(CUSIP Number)

         May 13, 2005
------------------------------
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]      Rule 13d-1(b)
[x]      Rule 13d-1(c)
[ ]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Amaranth LLC

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  1,046,884
         ----------------------

7.       SOLE DISPOSITIVE POWER

                  0

8.       SHARED DISPOSITIVE POWER

                  1,046,884
         ----------------------

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  See 6 and 8 above.

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  5.1%
         ----------------------

12.      TYPE OF REPORTING PERSON*

                  CO

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Amaranth Global Equities Master Fund Limited

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  1,046,884
         ----------------------

7.       SOLE DISPOSITIVE POWER

                  0

8.       SHARED DISPOSITIVE POWER

                  1,046,884
         ----------------------

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  See 6 and 8 above.

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  5.1%
         ----------------------

12.      TYPE OF REPORTING PERSON*

                  CO

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Amaranth Advisors L.L.C.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  1,046,884
         ----------------------

7.       SOLE DISPOSITIVE POWER

                  0

8.       SHARED DISPOSITIVE POWER

                  1,046,884
         ----------------------

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  See 6 and 8 above.

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  5.1%
         ----------------------

12.      TYPE OF REPORTING PERSON*

                  IA

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Nicholas M. Maounis

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  1,046,884
         ----------------------
7.       SOLE DISPOSITIVE POWER

                  0

8.       SHARED DISPOSITIVE POWER

                  1,046,884
         ----------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  See 6 and 8 above.

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  5.1%
         ----------------------
12.      TYPE OF REPORTING PERSON*

                  IN, HC

ITEM 1(a).        Name of Issuer:

         Psychiatric Solutions, Inc.
         ---------------------------

Item 1(b).        Address of Issuer's Principal Executive Offices:

840 Crescent Drive
--------------------
Suite 460
--------------------
Franklin, TN 37067
--------------------

Item 2(a).        Name of Persons Filing:
Item 2(b).        Address of Principal Business Office or, if None, Residence:
Item 2(c).        Citizenship:

         Amaranth LLC
         c/o Amaranth Advisors L.L.C.
         One American Lane
         Greenwich, Connecticut 06831
         Cayman Islands company

         Amaranth Global Equities Master Fund Limited
         c/o Amaranth Advisors L.L.C.
         One American Lane
         Greenwich, Connecticut 06831
         Cayman Islands company

         Amaranth Advisors L.L.C.
         One American Lane
         Greenwich, Connecticut 06831
         Delaware limited liability company

         Nicholas M. Maounis
         c/o Amaranth Advisors L.L.C.
         One American Lane
         Greenwich, Connecticut 06831
         U.S. Citizen

Amaranth Advisors L.L.C. is the trading advisor for each of Amaranth LLC ("Amaranth") and Amaranth Global Equities Master Fund Limited ("Global") and has been granted investment discretion over portfolio investments, including the Common Stock (as defined below), held by each of them. Maounis is the managing member of Amaranth Advisors L.L.C. and may, by virtue of his position as managing member, be deemed to have power to direct the vote and disposition of the Common Stock held for each of Amaranth and Global.


Item 2(d).        Title of Class of Securities

                  Common Stock, $.01 Par Value ("Common Stock")
                  ---------------------------------------------

Item 2(e).        CUSIP Number:     74439H108
                                --------------------

Item 3. If This  Statement is Filed  Pursuant to Rule  13d-1(b),  or 13d-2(b) or
       (c), Check Whether the Person Filing is a:

          (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act.

          (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

          (c) [ ] Insurance company defined in Section 3(a)(19) of the Exchange Act.

          (d) [ ] Investment company registered under Section 8 of the Investment Company Act.

          (e) [ ] An   investment   adviser   in   accordance   with   Rule
                  13d-1(b)(1)(ii)(E).

          (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

          (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

          (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

          (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

          (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box [x]

Item 4.   Ownership.

          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)       Amount beneficially owned:

          The Reporting Persons beneficially own 1,046,884 shares of the Issuer's Common Stock, which are comprised of (i) 895,784 shares Common Stock, and (ii) listed options that can be exercised into 151,100 shares of Common Stock.


(b)       Percent of class:

                  5.1%
             ----------------

(c)       Number of shares as to which such person has:

                   (i)  Sole power to vote or direct the vote

                           0

                  (ii)  Shared power to vote or to direct the vote

                           See Item 4(a).

                  (iii)  Sole power to dispose or to direct the disposition of

                           0

                  (iv)  Shared power to dispose or to direct the disposition of

                        See Item 4(a).


Item 5.   Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]. Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Shareholders of Amaranth and Global indirectly participate in the receipt of dividends from, and proceeds from the sale of, the Common Stock held for the account of Amaranth and Global.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          See Exhibit B.

Item 8.   Identification and Classification of Members of the Group.

          See Item 2 in lieu of an Exhibit.

Item 9.   Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certification.

     By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

          After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.


Dated:   May 23, 2005
        --------------------

          AMARANTH LLC,
                   by Amaranth Advisors L.L.C., as Trading Advisor

                   By:  /s/Nicholas M. Maounis
                        -----------------------
                        Nicholas M. Maounis,
                        Managing Member

          AMARANTH GLOBAL EQUITIES MASTER FUND LIMITED, by Amaranth Advisors L.L.C., as Trading Advisor

                   By:  /s/Nicholas M. Maounis
                        -----------------------
                        Nicholas M. Maounis,
                        Managing Member

          AMARANTH ADVISORS L.L.C.,

                   By:  /s/Nicholas M. Maounis
                        -----------------------
                        Nicholas M. Maounis,
                        Managing Member

          NICHOLAS M. MAOUNIS

                        /s/Nicholas M. Maounis
                        -----------------------
                        Nicholas M. Maounis

                                    EXHIBIT A
                             JOINT FILING AGREEMENT

          The undersigned hereby agree that the statement on Schedule 13G signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:    May 23, 2005

          AMARANTH LLC,
                   by Amaranth Advisors L.L.C., as Trading Advisor

                   By:  /s/Nicholas M. Maounis
                        -----------------------
                        Nicholas M. Maounis,
                        Managing Member

          AMARANTH GLOBAL EQUITIES MASTER FUND LIMITED, by Amaranth Advisors L.L.C., as Trading Advisor

                   By:  /s/Nicholas M. Maounis
                        -----------------------
                        Nicholas M. Maounis,
                        Managing Member

          AMARANTH ADVISORS L.L.C.,

                   By:  /s/Nicholas M. Maounis
                        -----------------------
                        Nicholas M. Maounis,
                        Managing Member


          NICHOLAS M. MAOUNIS

                        /s/Nicholas M. Maounis
                        -----------------------
                        Nicholas M. Maounis

                                    EXHIBIT B
                                  SUBSIDIARIES



     Amaranth LLC and Amaranth Global Equities Master Fund Limited hold 1,036,100 shares of Common Stock beneficially owned by them through their joint subsidiary, Amaranth Helix Limited, a Cayman Islands company.